

Mail Stop 3561

June 18, 2009

Mr. Peter Horak
Chief Executive Officer
Cosmo Communications Corporation
Unit 2-55 Travail Road
Markham, Ontario, Canada

> **Re:** **Cosmo Communications Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 0-11968**

Dear Mr Horak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief